UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83001A201

(CUSIP Number)

Neal Nenadovic, CFO

Pentwater Capital Management, LP

227 W. Monroe Suite 4000

Chicago, Il 60606

(312) 589-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D/A

CUSIP No. 83001A201

1	Names of Reporting Persons Pentwater Capital Management, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,094,517

	8	Shared Voting Power

	9	Sole Dispositive Power 2,094,517

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,094,517

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 83001A201

1	Names of Reporting Persons Pentwater Growth Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 461,287

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 83001A201

1	Names of Reporting Persons Pentwater Equity Opportunities Master Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 762,639

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 83001A201

1	Names of Reporting Persons Oceana Master Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 625,643

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 83001A201

1	Names of Reporting Persons LMA SPC for and behalf of MAP 98 Segregated Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 244,948

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person (See Instructions) OO

The Schedule 13D filed on May 11, 2010 (the “Initial Schedule 13D”) on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands, and LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company (“MAP”), relating to the common stock (the “Common Stock”) of Six Flags Entertainment Corporation, a Delaware corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1 to Schedule 13D.  Pentwater Capital, Pentwater Growth, Pentwater Equity, Oceana and MAP are collectively referred to herein as the Reporting Persons.

Item 4.	Purpose of Transaction

On June 13, 2009, the Issuer, its domestic subsidiaries and certain of the Issuer’s affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under Chapter 11 of the Bankruptcy Code.  On April 1, 2010, the Debtors filed with the Bankruptcy Court the Plan of Reorganization, as subsequently modified (the “Plan”).  On April 30, 2010 (the (“Effective Date”), the Bankruptcy Court entered an order confirming the Plan.

On the Effective Date, the Debtors consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms.  Upon emergence from Chapter 11 on the Effective Date, all outstanding shares of the Issuer’s Common Stock and other equity interests in the Issuer were cancelled, as well as certain debt securities.  Pursuant to the terms of the Plan and in settlement of its claims against the Debtors, the Reporting Persons received 114,912 shares of Common Stock pursuant to the conversion of certain unsecured claims as described in Item 3 of the Initial Schedule 13D.

The Plan provides, among other things, that, as of the Effective Date, (i) new certificate of incorporation and bylaws of the Issuer be in effect, (ii) the name of the Issuer’s corporation name change to Six Flags Entertainment Corporation, and (iii) new members of the board of directors be established, including Daniel C. Murphy, an employee of Pentwater Capital, who was selected by a creditors’ committee, of which Pentwater Capital was party.  Mr. Murphy left the employment of Pentwater Capital on February 16, 2011.

Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with each stockholder who, as of the Effective Date, held (together with its affiliates) at least 1% of the Common Stock, including the Reporting Persons.  Pursuant to the Registration Rights Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) (including, within 30 days following the Effective Date, pursuant to a resale shelf registration statement pursuant to Rule 415 promulgated under the Securities Act).  The Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 20% of the then outstanding shares of Common Stock (and securities convertible into Common Stock) have the right to require the Issuer to effect certain underwritten registered offerings of such holders’ Common Stock (and convertible securities), including Common Stock acquired pursuant to the Plan or the Offering (as defined in the Plan), on the terms and conditions set forth in the Registration Rights Agreement.  Holders of the Common Stock entitled to demand such registrations are entitled to request an aggregate of five (5) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $100 million).  In addition, holders party to the Registration Rights Agreement are entitled to request an unlimited number of piggyback registrations.  The above summary of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which was included as Exhibit 4.1 to the Issuer’s Form 8-K dated as of April 29, 2010 and filed on May 4, 2010, and is incorporated by reference herein.

In consideration for the Reporting Persons commitment to enter into a Backstop Commitment Agreement (as defined in the Plan), the Reporting Persons received 144,152 shares of Common Stock at no cost pursuant to the Delayed Draw Equity Purchase.  Pursuant to the Plan, on the Effective Date, the Reporting Persons entered into the Backstop Commitment Agreement (as defined in the Plan), whereby the Reporting Persons have agreed, pursuant to the terms and conditions set forth in the Backstop Commitment Agreement, to purchase an additional $25 million of shares of

Common Stock on or before June 1, 2011 following approval by a majority of the members of the Issuer’s board of directors.  The above summary of the material terms of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Backstop Commitment Agreement, a copy of which is included as an Exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2010, and is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock; dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.  As a result, the Reporting Persons may take positions with respect to the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                        As of the close of business on February 22, 2011, the Reporting Persons beneficially owned an aggregate of 2,094,517 shares of Common Stock representing an aggregate of 7.5% of the Issuer’s issued and outstanding Common Stock based upon 27,848,323 shares of Common Stock outstanding as at November 5, 2010 as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.

(b)                       By virtue of his position with Pentwater Capital, Mr. Matthew Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c)                        In the past sixty calendar days, starting with the most recent date, the Reporting Persons have not sold or acquired shares of the Common Stock.

(d)                       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)                        Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2011
Date:
/s/ Neal Nenadovic
Signature
Neal Nenadovic, Chief Financial Officer of Pentwater Capital Management, LP
Name/Title